August 12, 2024

Jeff Baker
Chief Financial Officer
Paysign, Inc.
2615 St. Rose Parkway
Henderson, Nevada 89052

        Re: Paysign, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-38623
Dear Jeff Baker:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2022, page 24

1. Please revise to quantify factors to which changes are attributed throughout your results of operations discussion. For example, we note your disclosure that the increase in cost of revenues during fiscal year 2023 was primarily due to an increase in cardholder usage activity and associated network expenses such as interchange and ATM costs, an increase in plastics and collateral related to an increase in the number of unique card loads, an increase in network expenses and sales commissions related to the growth in your pharma patient affordability business, and an increase in customer service expenses associated with wage inflation pressures and the overall growth in your business, offset by a decline in postage. Refer to 303(b) of Regulation S-K.
 August 12, 2024
Page 2
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies, page F-7

2. Please disclose all required information regarding your segment(s) in accordance with
       ASC 280-10-50. Provide us with a copy of your intended revised disclosure.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services